Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of PositiveID Corporation on Pre-Effective Amendment No. 1 to Form S-1 to be filed on or about May 24, 2013 of our report dated April 16, 2013, except for Note 15, as to which the date is April 23, 2013, on our audits of the consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Pre-Effective Amendment No. 1 to Form S-1.

/s/ EisnerAmper LLP

New York, New York

May 24, 2013